Mail Stop 4561

November 17, 2006

By U.S. Mail and Facsimile (212) 403-2327

William M. Freeman, Esq.
Senior Vice President and Acting General Counsel
NYSE Group, Inc.
11 Wall Street
New York, New York 10005

Re: **NYSE Euronext, Inc.**
     Amendment No. 2 to Registration Statement on Form S-4
     Filed November 13, 2006
     File No. 333-137506

Dear Mr. Freeman:

     We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Division of Corporation Finance

General

1.   We note your response to prior comment 3. Please provide the staff with your legal analysis supporting your conclusion that the report provided by Houlihan Lokey was not an opinion, report or appraisal as contemplated by Item 4 of Form S-4 and Item 1015 of Regulation M-A and therefore requires the disclosure consistent with Item 9(b)(1)-(6) of Schedule 13e-3.

<u>Unaudited Pro Forma Condensed Combined Financial Data For NYSE Euronext, page 206</u>

2.   Please revise your filing to include pro forma financial information to comply with Rule 3-12 of Regulation S-X by including financial information as of and for the nine months ended September 30, 2006. Refer to the guidance on our website under section VI.B of the "International Reporting and Disclosure Issues in the Division of Corporation Finance".

<u>NYSE Euronext, Inc. Statement of Financial Condition, page FIN-3</u>

3.   Please revise your filing to include financial information for NYSE Euronext, Inc. that complies with Rule 3-12 of Regulation S-X.

<u>Division of Market Regulation</u>

        The staff of the Division of Market Regulation has reviewed your Amendment No. 2, filed with the Securities and Exchange Commission ("Commission") on November 13, 2006, to the registration statement on Form S-4 filed September 21, 2006 (as amended, "Registration Statement"), and we have the following comment. After reviewing your response to our comment, we may have additional comments. Please note that this comment does not cover regulatory issues that we may have with respect to the structure of the proposed transaction, including the Delaware trust, or any proposed rule changes to be filed with the Commission, and that further changes to the Registration Statement may be necessary to reflect the Commission's review of such structure and proposed rule changes. All references to page numbers are to the blackline version of the Registration Statement created by the financial printer.

        We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group—Liquidity and Capital Resources—Liquidity and Capital Resources as of September 30, 2006—page 311</u>

4.   In the first full paragraph, you state that cash as cash equivalents are generated primarily from "…collection of activity assessment fees (which are fully remitted to the SEC)." Please consider changing this statement to "…activity assessment fees (which the Exchange uses to obtain funds for paying Section 31 fees to the Commission)" to conform to language suggested in our previous comment letter dated October 20, 2006.

                        *   *   *   *   *

Closing Comments

  As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Market Regulation, as well as the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

  You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or Paul Cline, Senior Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. With regard to questions relating to the comments of the staff of the Division of Market Regulation you may contact Nancy Sanow at (202) 551-5620, John Roeser at (202) 551-5630, Susie Cho at (202) 551-5639, or Angela Muehr at (202) 551-5666. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

            Sincerely,

            Christian Windsor
            Special Counsel

cc: David C. Karp, Esq.
    Wachtell, Lipton, Rose & Katz
    51 West 52nd Street
    New York, New York 10019

    Victor I. Lewkow, Esq.
    Cleary Gottlieb Steen & Hamilton LLP
    One Liberty Plaza
    New York, New York 10006